             SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of July, 2015, the percentage of shares of Chou Income Fund's (the "Fund") outstanding shares registered to Pershing LLC fell to 24.93% of the Fund's total outstanding shares and thus no longer controlled the Fund as of that date.